EXHIBIT (a)(1)

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

CODE OF ETHICS

FOR

CHIEF EXECUTIVE AND SENIOR OFFICERS

Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Fund’s Chief Legal and Executive Officer, Chief Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Fund pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business as registered investment companies. You are also bound by the requirements and standards set forth in this Code of Ethics and other applicable laws and regulations and other policies and procedures adopted by the Fund from time to time.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.”

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Fund’s interests and to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that you are subject to inherent conflicts of interest because you are an officer of Claymore Advisors, LLC (the “Adviser”) as well as the Fund. Your obligation to conduct the Fund’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. A conflict of interest for the purpose of this Code of Ethics occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Advisers’ and the Fund’s allocation procedures and the other policies of the Fund are designed to ensure the ethical handling of such conflicts. As a result, it is incumbent on you to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Fund’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Fund. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where you are receiving a personal benefit, you should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Fund’s or the Advisor’s other applicable policies and procedures. If you are in doubt as to the application or interpretation of any of these, you should make full disclosure of all facts and circumstances to, and obtain the prior written approval of the Chairman of the Audit Committee of the Trust or, in his absence, any Independent Trustee of the Fund.1

Disclosures

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Fund. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by the Fund’s standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of this Code of Ethics or other laws, regulations, policies or procedures applicable to the Fund, you must immediately report that information to the Chairman of the Audit Committee of the Fund or, in his absence, any Independent Trustee of the Fund. No one will be subject to retaliation because of a good faith report of a suspected violation.

The Fund will follow these procedures in investigating and enforcing this Code of Ethics, and in reporting on this Code of Ethics:

•	the Chairman of the Audit Committee of the Fund will take all appropriate action to investigate any actual or potential violations reported to him;

•	violations and potential violations will be reported to the Independent Trustees after such investigation;

•

if the Independent Trustees determine that a violation has occurred, they will take, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code of Ethics; and

•

appropriate action may include a letter of censure, suspension, dismissal or, in the event of criminal or other serious violations of law, notification of the Securities and Exchange Commission or other appropriate law enforcement authorities.

Senior Officers must make this Code of Ethics known to persons who might know of potential conflicts of interest, including any “whistle blower” policies that the Fund may adopt from time to time.

[1]	An “Independent Trustee” is any Trustee who is not an “interested person” of the Fund within the meaning of the 1940 Act.

Waivers of Code of Ethics

Except as otherwise provided in this Code of Ethics, the Chairman of the Audit Committee of the Fund is responsible for applying this Code of Ethics to specific situations in which questions are presented to the Chairman of the Audit Committee of the Fund and has the authority to interpret this Code of Ethics in any particular situation. The Chairman of the Audit Committee of the Fund shall take action he or she considers appropriate to investigate any actual or potential violations reported under this Code of Ethics.

The Chairman of the Audit Committee of the Fund is authorized to consult, as appropriate, with the Chairman of the Board of Trustees of the Fund, the Independent Trustees or the Board of Trustees and with counsel to the Fund, Claymore or the Independent Trustees, and is encouraged to do so.

The Independent Trustees are responsible for granting waivers of this Code of Ethics, as appropriate. Any changes to or waivers of this Code of Ethics will, to the extent required, be disclosed on Form N-CSR as provided by Securities and Exchange Commission rules.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Fund’s Senior Officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.